EXH. D-2

                                                              STATE OF MISSOURI
                                                      PUBLIC SERVICE COMMISSION

                                              At a session of the Public Service
                                                   Commission held at its office
                                                   in Jefferson City on the 14th
                                                          day of November, 2002.



In the Matter of the Application of UNION    )
ELECTRIC COMPANY d/b/a AmerenUE              )
for an Order Authorizing Applicant to Convey )
to and Lease Back from the City of Bowling,  )
Green, Missouri, Certain Real Property and   )        CASE NO. EO-2003-0035
Improvements and to Execute and Perform the  )
Necessary Agreements under Section 100.010   )
through 100.200, RSMo, for the Purpose of    )
Constructing Applicant's Electric Generating )
Facility in Bowling Green, Missouri          )


                       ORDER APPROVING TRANSFER OF ASSETS

         On August 2, 2002, Union Electric Company d/b/a/ AmerenUE filed an application with the Missouri Public Service Commission, requesting authority to convey to and lease back from the city of Bowling Green, Missouri, certain land and improvements and to issue, execute and perform the necessary agreements and instruments necessary for AmerenUE to construct an electric generating facility in Bowling Green. This order grants the requested authorization.

         On August 7, 2002, the Commission issued a Notice of Tax Impact, notifying the county clerk of Pike County of the proposed transactions and providing the clerk with information filed in accordance with Section 393.190.1, RSMo 2002.

         On September 5, 2002, the Commission issued an Order and Notice directing that any party wishing to intervene in the matter do so no later than September 20, 2002. The order also set a prehearing conference date for October

8, 2002. On September 20, 2002, Kansas City Power and Light Company filed a motion to intervene. The Commission granted the motion on October 4, 2002.

         THE PREHEARING CONFERENCE

         A prehearing conference was held on October 8, 2002. The Staff of the Commission, the Office of the Public Counsel and AmerenUE were in attendance. Kansas City Power and Light was not represented. The parties agreed that Staff would file a memorandum, to which AmerenUE would file its response. Although Public Counsel did not anticipate having any issues with the proposed transactions, its concern was whether the proposed transactions would have any effect on ratemaking determinations. In its application, AmerenUE requested that the Commission issue an order, approving the proposed transactions, by October 15, 2002. During the prehearing conference, the company amended that date to November 15, 2002.

         STAFF'S MEMORANDUM

         On October 10, 2002, Staff filed its memorandum, recommending that the Commission approve the proposed transaction, subject to certain conditions. After meetings held between Staff, Public Counsel and AmerenUE, the parties agreed on the following conditions:

                  1. AmerenUE will continue to record the land and improvements (combustion turbines) that are the subject of this transaction as a regulatory asset on its books similar to other utility property that it owns.

                  2. AmerenUE will record the investment described above in accordance with the Uniform System of Accounts as adopted by this Commission for record keeping purposes.

                  3. AmerenUE will depreciate the combustion turbines at the annual rate of 4%, which reflects a twenty-five year useful life. This is the present rate for Account No. 344 Other Production Plant - Generators.

                  4. AmerenUE will book each $200,000 annual grant payment to operating expense during the twenty-year period, as each annual grant payment is made.

                  5. In resolving the above issues, no party to this case has acquiesced to any present or future ratemaking treatment as it relates to this transaction. The ratemaking treatment of this transaction may be addressed in AmerenUE's next rate case or the Staff's next earnings complaint case, but no ratemaking treatment is being sought by AmerenUE in this proceeding. The Commission's Order should reflect that no ratemaking determination is being made by the Commission in this proceeding.

         Staff notes that the proposed transaction has the potential to result in both lowered rates to consumers and property tax savings to AmerenUE. These potential benefits depend on future events. However, Staff points out that even if these benefits are not realized, the proposed transaction will not be detrimental to the public interest.

         PUBLIC COUNSEL'S RECOMMENDATION

         On October 17, 2002, the Office of the Public Counsel filed a recommendation. Public Counsel concurs in Staff's recommendation but further recommends that the following condition be imposed upon AmerenUE:

                  AmerenUE would seek prior PSC approval before it ever transferred any of the rights it held pursuant to the lease where such rights are necessary or useful in the provision of regulated utility service, including the right to purchase the facility at the end of the lease.

         AMERENUE'S RESPONSE

         On October 18, 2002, AmerenUE filed its response to the recommendations of Staff and Public Counsel. AmerenUE stated that it concurs with Staff's recommendation to approve the application and consents to the conditions suggested by both Staff and Public Counsel.

         IT IS THEREFORE ORDERED:

         1. That Union Electric Company d/b/a AmerenUE shall be authorized to convey to and lease back from the city of Bowling Green, Missouri, certain land and improvements as described in the application.

         2. That Union Electric Company d/b/a AmerenUE shall be authorized to issue, execute and perform the necessary agreements and instruments necessary for AmerenUE to construct an electric generating facility in Bowling Green, Missouri.

         3. That the proposed transactions shall be subject to the conditions suggested by the Staff of the Commission and the Office of the Public Counsel, as noted above.

         4. That this order shall become effective on November 24, 2002.

                                          BY THE COMMISSION



                                          DALE HARDY ROBERTS
                                          SECRETARY/CHIEF REGULATORY LAW JUDGE


( S E A L )


Simmons, Ch., Murray, Lumpe, Gaw and Forbis, CC., concur

Jones, Regulatory Law Judge